TD Securities Inc.
66 Wellington Street West
TD Bank Tower
Toronto, Ontario M5K 1A2,
Canada

June 25, 2012

Re:	Atlantic Power Corporation
Registration Statement on Form S-1, File No. 333-181225

Ms. Mara L. Ransom

Ms. Lilyanna L. Peyser

Mr. Christopher Chase
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several participating underwriters, wish to advise you that copies of the Preliminary Prospectus dated June 25, 2012 will be distributed in the approximate numbers as follows:

Institutional and Retail Investors	3,000
Dealers, Underwriters and Others	250
Total	3,250

The participating underwriters will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of Atlantic Power Corporation for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 p.m. Eastern Daylight Time on June 26, 2012, or as soon thereafter as practicable.

Very truly yours,

TD SECURITIES INC.

By:	/s/ Kosta Galanis
Name: Kosta Galanis
Title: Vice President & Director

As representative of the several participating underwriters.